ScanSource

6 Logue Court • Greenville, South Carolina 29615

800-944-2432 • fax 864-627-0740

January 30, 2007

Mr. David Edgar, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Mr. Edgar,

Pursuant to our telephone conversation, I am sending a written request for an extension to February 15, 2007 for ScanSource, Inc. to respond to File #: 000-26926, ScanSource, Inc., Form 10K Fiscal Year Ended June 2006 Comments.

We are asking for the extension due to a temporarily understaffed accounting department and the workload that has just occurred in completing our December quarterly close. We anticipate that we should be able to achieve the February 15th response date.

Please advise as to your concurrence with the request for extension by sending an email to rich.cleys@scansource.com or written fax response to (864) 286-4938.

Sincerely,

/s/ Richard P. Cleys
Richard P. Cleys
Vice President and Chief Financial Officer

RPC/kc